 **STARFIELD** RESOURCES INC. # NEWS

Starfield Reports Results for the Third Quarter ended November 30, 2010

Toronto, Ontario – January 12, 2011 – Starfield Resources Inc. (TSX: SRU / OTCBB: SRFDF) today announced that its financial results for the third quarter ended November 30, 2010 have been filed on SEDAR.

For the three and nine month periods ended November 30, 2010, Starfield incurred costs for exploration and related equipment totalling $1.1 million and $3.4 million, respectively. The exploration expenditures were primarily directed toward continued advancement of the Company's Ferguson Lake project in Nunavut, including its grassroots diamond and gold exploration programs on the surrounding area, and on the continued advancement of its Hydromet process. Administrative expenditures amounted to $0.4 million and $1.3 million for the three and nine month periods, respectively.

At November 30, 2010, the Company had approximately $1.1 million of cash on hand.

As previously announced, on December 7, 2010, the Company successfully completed a private placement financing for total proceeds of $5.1 million.

The quarterly unaudited financial statements, management's discussion and analysis and additional information are available on the Company's website and on SEDAR.

About Starfield
Starfield Resources Inc. is an advanced exploration and development stage company. The Company's primary asset is its Ferguson Lake nickel-copper-cobalt-platinum-palladium property in Nunavut, Canada. Additional assets include a nickel-copper-cobalt-PGE-chrome project in the Stillwater district of Montana with historic copper, nickel, chromite resources (non 43-101 and not to be relied on); the Moonlight copper project in California with significant NI 43-101 copper resources; and two gold properties currently leased/joint ventured in Nevada.

Starfield has also funded the development of a novel, environmentally friendly and energy efficient hydrometallurgical flow sheet to recover metals from massive sulphides.

Forward-Looking Statements
This news release may contain certain information that constitutes forward-looking statements. Forward-looking statements are frequently characterized by words such as "plan," "expect," "project," "intend," "believe," "anticipate" and other similar words, or statements that certain events or conditions "may" or "will" occur. Forward-looking statements are based on the opinions and estimates of management at the

date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include the inherent risks involved in the exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other geological data, fluctuating metal prices and other factors described above and in the Company's most recent annual information form under the heading "Risk Factors" which has been filed electronically by means of the Canadian Securities Administrators' website located at www.sedar.com. The Company disclaims any obligation to update or revise any forward-looking statements if circumstances or management's estimates or opinions should change. The reader is cautioned not to place undue reliance on forward-looking statements.

For further information contact:

André J. Douchane
President and CEO
416-860-0400 ext. 222
adouchane@starfieldres.com

Greg Van Staveren
Chief Financial Officer
416-860-0400 ext. 223
gvanstaveren@starfieldres.com

Investor Relations
416-860-0400
info@starfieldres.com

www.starfieldres.com

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